Skadden, Arps, Slate, Meagher & Flom (UK) llp
22 BISHOPSGATE LONDON EC2N 4BQ ________ TEL: (020) 7519-7000\ FAX: (020) 7519-7070 www.skadden.com March 29, 2023
AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

Via EDGAR and E-mail

Lily Dang
Mark Wojciechowski
Michael Purcell
Laura Nicholson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:	Himalaya Shipping Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed March 28, 2023 CIK No. 0001959455

Ladies and Gentlemen:

On behalf of Himalaya Shipping Ltd. (the “Company” or “Himalaya”), enclosed is a copy of the Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-270337) (the “Amendment”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.  The Amendment includes changes as compared to the Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-270337) filed with the Commission on March 28, 2023 (the “Registration Statement”), and is marked to show changes as compared to the Registration Statement.

The changes reflected in the Amendment include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 29, 2023 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, the Company has reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
March 29, 2023

Form F-1/A3 filed March 28, 2023

The Offering, page 10

1.
We note your disclosure on page 10 that you are offering 7,720,000 common shares (assuming the underwriters exercise in full their option to purchase an additional 1,158,000 common shares). However, this does not appear to be consistent with the offering terms described on the prospectus cover page. Please revise.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on page 10 to be consistent with the offering terms described on the prospectus cover page.

Dilution, page 50

2.
Please revise to reflect the correct number of common shares purchased by investors in this offering on the second line of the second table. Additionally, in the paragraph preceding this table, please delete if not applicable or explain the parenthetical disclosure “after deducting…by us” that follows NOK 10.43 per $1.00.

Response:

The Registration Statement has been revised on page 50 to reflect the correct number of common shares purchased by investors in this offering on the second line of the second table.

Also, we have revised the Registration Statement on page 50 to delete the parenthetical disclosure “after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us”, as this is not determinative of the information included in the such table.

Exhibits

3.
We note that the fee table filed as Exhibit 107 has not been updated to reflect the maximum aggregate offering price in this amendment, including common shares subject to the underwriters’ option to purchase additional shares. Please revise.

Response:

The Company has filed an updated fee table to reflect the maximum aggregate offering price as Exhibit 107 to the Registration Statement.

General

4.
Please fill in all blanks in the prospectus, except information that Rule 430A permits the registrant to exclude. For example, please disclose in the risk factor on page 39 the number of common shares that will be outstanding following the offering, and the number of authorized shares on page 120 under "Share Capital." In addition, we note that your disclosure on page 39 that you are authorized to issue up to 140,010,000 common shares, and your disclosure on page 120 with respect to your authorized share capital of $140,010,000, does not appear to be consistent with the Memorandum of Association filed as Exhibit 3.2. Please revise.

Response:

The Registration Statement has been revised on pages 39 and 120 to include the number of common shares that will be outstanding following the offering and the number of the Company’s authorized shares, respectively.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
March 29, 2023

In addition, in respect of the authorized share capital of $140,010,000 and the authorization to issue up to 140,010,000 common shares, the Company notes that under Bermuda law, a company, if authorized in a general meeting and by its bye-laws may alter the conditions of its Memorandum of Association to increase its share capital and any such alteration takes effect from the date of the resolution of shareholders approving it without such alteration requiring the Memorandum of Association to be physically amended. More specifically, where an alteration occurs to increase a company’s authorized share capital, the company is required to file a memorandum of increase of share capital with the Bermuda Registrar of Companies within 30 days of the change, after which such registrar issues a Certificate of Deposit of Memorandum of Increase of Share Capital. Since the Company’s incorporation, the Company has been authorized pursuant to general meetings of shareholders and by its bye-laws to increase its share capital up to $140,010,000 which would permit the Company to issue up to 140,010,000 common shares and the Company has filed the corresponding Certificate of Deposit of Memorandum of Increase of Share Capital as Exhibit 3.4 to the Registration Statement.

* * *

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,

/s/ James A. McDonald

James A. McDonald

cc:	Herman Billung, contracted Chief Executive Officer, Himalaya Shipping Ltd. Vidar Hasund, contracted Chief Financial Officer, Himalaya Shipping Ltd.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83